Clene Inc.

6550 South Millrock Drive, Suite G50

Salt Lake City, Utah 84121

VIA EDGAR

November 20, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill

Re:        Clene Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-283204

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Clene Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced registration statement (the “Registration Statement”) to 4:00 p.m., Eastern Time, on November 22, 2024, or as soon thereafter as practicable.

Please contact Tom McAleavey of Holland & Knight, special counsel to the Company, by email at tom.mcaleavey@hklaw.com or by phone at (407) 244-5108 if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Robert Etherington

Name: Robert Etherington

Title: President and Chief Executive Officer